LOCK-UP AGREEMENT

                                                              September 18, 1998

Datatec Systems, Inc.
20 C Commerce Way
Totowa, New Jersey  07512
Attention:  Isaac Gaon

Gentlemen:

Ladies and Gentlemen:

     Each of the undersigned is a holder of securities of Datatec Systems, Inc., a Delaware corporation (the "Company"), and wishes to facilitate the Company's solicitation of market makers and investors. Each of the undersigned recognizes that such solicitations will be of benefit to the undersigned.

     Each of the undersigned agrees that following their sale of an aggregate of 400,000 shares of the Company's Common Stock on September 21, 1998 or as soon as practicable thereafter, each of the undersigned will not for a period of one year following the date of such sale (the "Lock-Up Period"), sell (including a short sale), offer to sell, contract to sell, pledge (including permitting a prior pledge to remain outstanding) or otherwise dispose of directly or indirectly, any shares of Common Stock of the Company, any options or warrants to purchase any Common Stock of the Company, or any securities convertible into or exchangeable for Common Stock of the Company (collectively, the "Securities"), owned directly by the undersigned or with respect to which either of the undersigned has the power of disposition. The foregoing is expressly agreed to preclude the holder of Securities from engaging in any hedging or other transaction that is designed to or reasonably expected to lead to, or result in, a disposition of Securities even if such securities would be disposed of by either of the undersigned subsequent to the Lock-Up Period or by someone other than either of the undersigned.

     Notwithstanding the foregoing, (i) either of the undersigned may sell any Common Stock of the Company during the Lock-Up Period for a purchase price equal to or greater than $10.00 per share, (ii) either of the undersigned may transfer Common Stock of the Company as a bona fide gift or gifts, PROVIDED that he or she provides prior written notice of such

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gift to the Company and the donee or donees thereof agree in writing to be bound by the restrictions set forth herein, (iii) Ralph Glasgal may sell shares of Common Stock of the Company to certain employees of the Company upon the exercise of certain options previously granted by the undersigned to such employees, and (iv) the Securities may be transferred by will or the laws of descent and distribution (such transferee being bound by the foregoing restrictions in the same manner as it applies to the undersigned).

     Each of the undersigned understands that this agreement is irrevocable and agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of any of the Common Stock held by each of the undersigned except in compliance with the foregoing restrictions. Each of the undersigned further acknowledges that Olshan Grundman Frome & Rosenzweig LLP, securities counsel to the Company, will not issue an opinion as to the legality of the transfer of the Shares until the expiration of the Lock-Up Period.

                                                       Very truly yours,

                                                       /s/ Ralph Glasgal
                                                       -------------------------
                                                           Ralph Glasgal


                                                       /s/ Linda Glasgal
                                                       -------------------------
                                                           Linda Glasgal


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